FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
16 January 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 16 January 2007

UPDATE ON THE PROPOSED MERGER WITH BALLARAT GOLDFIELDS
Dear Shareholder
As you know, Lihir Gold Ltd (Lihir Gold) recently announced a merger with the Victorian gold mining company, Ballarat Goldfields NL (Ballarat Goldfields). I am writing to you to update you on this exciting new stage in the development and growth of your Company.
Ballarat Goldfields holds the mining licences for most of the historically significant Ballarat region, which has produced approximately 12 million ounces of gold over the past 150 years. The company is now in the process of developing a mine to exploit the significant gold deposits that remain under the old mine workings. On the basis of current plans, the project is expected to start production in 2008 and to be producing around 250,000 ounces of gold per year from 2010, with a mine life of approximately 20 years.
The merger will create a major Asia-Pacific pure gold producer with a strong platform for future growth (and is expected to ultimately produce well in excess of 1 million ounces of gold per year), a diversified risk profile and improved financial returns for shareholders.
Under the terms of the merger, Lihir Gold will acquire Ballarat Goldfields, offering five Lihir Gold shares for every 54 Ballarat Goldfields shares on issue. At the date of announcement on October 17, this offer valued Ballarat Goldfields at $350 million. The merger will increase the number of Lihir Gold shares on issue by 8%, and on the basis of current mine plans is expected to boost annual gold production by more than 20% from 2009.
The merger will be achieved through a scheme of arrangement, requiring the approval of Ballarat Goldfields shareholders. On 15 December 2006, the Supreme Court of Victoria made orders convening a meeting of Ballarat Goldfields shareholders to vote on the Scheme. This meeting will take place on 12 February 2007.
The Directors of Ballarat Goldfields have unanimously recommended the merger, in the absence of a superior offer.

The merger is consistent with Lihir Gold’s stated expansion strategy
Compelling Merger
The Boards of both Lihir Gold and Ballarat Goldfields believe that the merger is in the best interests of the shareholders of both companies and the Board of Ballarat Goldfields unanimously recommends that Ballarat Goldfields shareholders vote in favour of the merger, and the Ballarat Goldfields Directors propose to do so in respect of their own shareholdings.
Your Directors believe the merger will:
•	combine two long-life quality gold mining properties to create a major Asia-Pacific gold producer; with a very competitive cost structure;

•	establish a solid platform for profitable growth (with significant exploration potential at the Ballarat Goldfields project and further development potential on Lihir Island) and increased shareholder returns;

•	create enhanced management capability with the combination of underground and open-pit mining skills;

•	reduce the risk pro.le for the combined business through increased diversification;

•	secure funding for the Ballarat Goldfields project development; and

•	create value for shareholders of each company.

The merger is consistent with Lihir Gold’s stated expansion strategy, which we have outlined many times in the past. It is expected that the merger will create shareholder value by growing the market value per share in Lihir Gold; it will provide geographic and revenue diversification; it continues our focus on gold mining; and the Ballarat Goldfields operation has production potential of greater than 200,000 ounces per year.
It therefore fulfills all of our strict expansion criteria, and subject to meeting the expected production levels, strengthens Lihir’s attractiveness as an investment option for global funds looking for pure gold exposure.
For Ballarat Goldfields, the merger is particularly important because it will provide access to funds to develop the highly prospective Ballarat East deposit, ending uncertainty about the company’s ability to finance further expansion. It also secures the future of the project for the Ballarat community and will benefit the Victorian economy, and ensures the full potential of the project will be realised for the benefit of all shareholders in the merged group.
Prior to announcing the transaction, we undertook a technical review of the Ballarat Goldfields project. Whilst currently an advanced exploration project, from the work carried out by our team we believe that there is good potential for this to be converted into future production.
Independent Expert’s Opinion
Ballarat Goldfields Directors commissioned Grant Samuel & Associates Pty Ltd (Grant Samuel) to produce an independent expert’s report, assessing the merger. Grant Samuel determined that the value of a Ballarat Goldfields share is between $0.25 and $0.41, and that the attributed value of the Lihir Gold shares offered per Ballarat Goldfields share of $0.26 to $0.28 falls within this range.
On this basis, Grant Samuel has concluded that the Scheme is in the best interests of Ballarat shareholders.

The merger is an important step in the development of your company
Next Steps
Ballarat Goldfields sent the Explanatory Booklet relating to the Scheme to Ballarat Goldfields shareholders on 9 January 2007. Ballarat Goldfields shareholders now have the opportunity to consider the proposal and vote at a scheme meeting to be held on 12 February 2007. Ballarat Goldfields is committed to the merger process and positive about the potential of the merged group. The Directors of Ballarat Goldfields have unanimously recommended the merger, in the absence of a superior offer.
This merger is an important step in the development of your company and your Board is focussed on achieving the best outcome for all shareholders from the current merger process. We will continue to keep you updated on the merger process with Ballarat Goldfields and for any further information please visit www.lihir.com.pg.
Yours sincerely
Ross Garnaut
Chairman
Please note that this letter is for information purposes only and is not a recommendation or financial product advice in relation to Lihir shares.

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